November 16, 2018

Adrian Rawcliffe
Chief Financial Officer
Adaptimmune Therapeutics PLC
60 Jubilee Avenue, Milton Park
Abingdon, Oxfordshire OX14 4RX
United Kingdom

       Re: Adaptimmune Therapeutics PLC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 15, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 2, 2018
           File No. 001-37368

Dear Mr. Rawcliffe:

        We have reviewed your October 18, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 28, 2018 letter.
 Adrian Rawcliffe
Adaptimmune Therapeutics PLC
November 16, 2018
Page 2

Form 10-Q for the Quarterly Period Ended June 30, 2018

Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
(f) New Accounting Pronouncements
Adopted in the Period
Revenue from Contracts with Customers, page 12

1. Please refer to prior comment 1. We acknowledge the information provided in your response but continue to be concerned about the adequacy of your disclosure regarding the significant terms of the GSK agreement. Provide proposed disclosure that separately quantifies aggregate milestones by development, regulatory and commercial categories for each of the NY-ESO and the PRAME programs. In this regard, on page 9 of the 2017
         Form 10-K, you state that potential development milestones related to the PRAME program could amount to approximately $300 million, if GSK exercises its option and successfully develops this target in more than one indication and more than one HLA type. Please tell us the basis for assuming the development of more than one indication and type. Alternatively, disclose the amount of development milestones per indication and type and the number of potential indications and types.
       You may contact Keira Nakada at 202-551-3659 or Frank Wyman at 202-551-3660 with any questions.


FirstName LastNameAdrian Rawcliffe
                                                             Sincerely,
Comapany NameAdaptimmune Therapeutics PLC
November 16, 2018 Page 2                                     Division of
Corporation Finance
FirstName LastName